SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For March 2014

Commission File Number 0-28800

DRDGOLD Limited

Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709

(*Address of principal executive offices*)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of March 2014, incorporated by reference herein:

<u>Exhibit</u>

99.1 Release dated March 18, 2014, entitled "DRDGOLD PROPOSES THE ACQUISITION OF THE REMAINING 26% OF ITS MAJORITY OWNED SUBSIDIARY, ERGO MINING OPERATIONS (PROPRIETARY) LIMITED ("EMO") AND THE SIMULTANEOUS ROLL-UP OF ITS BLACK ECONOMIC EMPOWERMENT PARTNERS AS DRDGOLD SHAREHOLDERS**".**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: March 18, 2014

By: /s/ Themba Gwebu

Name: Themba Gwebu

Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

JSE share code: DRD

ISIN: ZAE000058723

Issuer code: DUSM

NYSE trading symbol: DRD

("**DRDGOLD**" or the "**Company**")

DRDGOLD PROPOSES THE ACQUISITION OF THE REMAINING 26% OF ITS MAJORITY OWNED SUBSIDIARY, ERGO MINING OPERATIONS (PROPRIETARY) LIMITED ("EMO") AND THE SIMULTANEOUS ROLL-UP OF ITS BLACK ECONOMIC EMPOWERMENT PARTNERS AS DRDGOLD SHAREHOLDERS

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1. INTRODUCTION

DRDGOLD shareholders ("**Shareholders**") are advised that on Monday, 17 March 2014 ("**Signature Date**"), the Company entered into a Share Sale and Subscription agreement ("**Agreement**") with Khumo Gold SPV (Proprietary) Limited ("**Khumo**"), the Company's black economic empowerment ("**BEE**") partner, to acquire Khumo's 20% interest in the issued share capital of EMO and all its claims against EMO in exchange for 35 000 000 new DRDGOLD ordinary shares ("**Consideration Shares**") ("**Khumo Acquisition**").

Furthermore, on the Signature Date, DRDGOLD entered into an agreement with The DRDSA Empowerment Trust (the "**DRDSA Trust**"), EMO's broad based empowerment shareholder, to acquire its 6% interest in the issued share capital of EMO and all its claims against EMO in exchange for 10 500 000 new DRDGOLD ordinary shares on substantially the same terms as the Khumo Acquisition ("**Trust Acquisition**").

The Khumo Acquisition and the Trust Acquisition collectively comprise the "**Transaction**". In the event that it is successfully implemented, the Transaction will represent a valid opportunity for all its participants to benefit from:

- the achievement of a tangible and sustainable value realisation mechanism by DRDGOLD's BEE partners after the expiry of a three year lock-in period;

- the introduction of further operational and capital management flexibility for DRDGOLD over its core business; whilst

- ensuring regulatory compliance and certainty in respect of the Company's existing mining rights.

2. THE TRANSACTION

2.1. EMO

DRDGOLD currently owns 74% of EMO's issued share capital, which in turn owns the majority of DRDGOLD's operations including, *inter alia*:

- 100% of Ergo Mining (Proprietary) Limited ("**Ergo**") – DRDGOLD's gold recovery/tailings retreatment operations comprising a series of metallurgical plants and pipelines on the central and eastern Witwatersrand of South Africa. The consolidated Ergo operation processes approximately 2 million tonnes of gold bearing material per month; and

- 100% of East Rand Proprietary Mines Limited ("**ERPM**") – ERPM holds gold exploration assets together with certain small scale gold mining / recovery operations which have been or are in the process of being placed on care and maintenance or disposed of by DRDGOLD.

Khumo owns a 20% interest in the issued share capital of EMO, comprising 200 000 EMO ordinary shares ("**Sale Shares**"). The remaining 6% of EMO's issued share capital, comprising 60 000 EMO ordinary shares, is owned by the DRDSA Trust.

2.2. Suspensive Conditions

The Khumo Acquisition remains subject to the fulfilment or, as the case may be, waiver of the following suspensive conditions ("**Suspensive Conditions**") that:

- by no later than 2 June 2014, all the necessary approvals for entering into and completing the Khumo Acquisition must be obtained from the Issuer Regulation Division of the JSE Limited ("**JSE**") in terms of the Listings Requirements of the JSE ("**Listings Requirements**"), other than any approval related to the listing of the Consideration Shares on the exchange operated by the JSE ("**Exchange**");

- by no later than 15 July 2014, Shareholders and Khumo's shareholders pass all resolutions and otherwise give all approvals necessary to approve the entering into of the Agreement and the implementation of the Khumo Acquisition;

- on the first anniversary of the Signature Date, the requisite consent is received pursuant to section 102 of the Mineral and Petroleum Resources Development Act, 28 of 2002, to amend the terms of the mining and / or prospecting rights currently held by EMO and its subsidiaries to reflect the terms of the Khumo Acquisition ("**Section 102 Consent**") and the Section 102 Consent is unconditional or subject to conditions acceptable to DRDGOLD; and

- on the third business day following the fulfilment of the Suspensive Conditions listed above, no insolvency event shall have occurred at EMO ("**Insolvency Condition**") and the JSE grants all approvals necessary for the listing of the Consideration Shares on the Exchange.

DRDGOLD is entitled to waive the Insolvency Condition. None of the other Suspensive Conditions are capable of waiver. Furthermore, DRDGOLD has the once-off right to extend the date for fulfilment of each of the Suspensive Conditions for a period of up to 60 days.

2.3. Purchase Consideration

The Khumo Acquisition purchase consideration of R147 000 000 ("**Purchase Consideration**") will be discharged by the issue and allotment of the Consideration Shares to Khumo. The Consideration Shares will be issued to Khumo on the 10th business day following the day on which the last of the Suspensive Conditions have been fulfilled ("**Closing Date**").

In order to ensure that the value of the Consideration Shares and Sale Shares is retained between the Signature Date and the Closing Date ("**Reference Period**"), the Agreement provides for the following cash payments in addition to the Purchase Consideration:

- All cash distributions paid by EMO in respect of the Sale Shares during the Reference Period ("**EMO Distributions Amount**") will be paid into an interest bearing escrow account ("**Escrow Account**") for the benefit of DRDGOLD. The EMO Distributions Amount and the interest accrued thereon shall be paid from the Escrow Account to DRDGOLD on the 20th business day after the end of the Reference Period (**"Reference Period Calculation Date"**).

- In the event that DRDGOLD pays cash dividends during the Reference Period, an amount, which may not be less than zero, ("**DRDGOLD Dividends Amount**") equal to the aggregate value of:
  – the dividends that the Consideration Shares would have received had they been issued on the Signature Date; and
  – the interest that would have accrued on such amounts should they have been deposited in the Escrow Account from each relevant dividend's payment date, shall be paid in cash by DRDGOLD to Khumo on the Reference Period Calculation Date.

- In the event that DRDGOLD implements a rights offer which closes during the Reference Period, DRDGOLD shall, on the Closing Date, pay to Khumo an aggregate amount ("**LA Proceeds**"), in cash, equal to the volume weighted average price of a letter of allocation ("**LA**") for the relevant period that LAs were trading during the relevant rights offer multiplied by the number of LAs that Khumo would have received had the Consideration Shares been issued and allotted to Khumo on the Signature Date.

- The DRDGOLD Dividends Amount plus the LA Proceeds less the EMO Distributions Amount shall equal the "**Distribution Amount**".

- If the Distribution Amount is calculated to be a positive number that exceeds R20 000 000, then the Distribution Amount shall be limited to R20 000 000 by first reducing the DRDGOLD Dividends Amount and secondly reducing the LA Proceeds, in aggregate, by such amount/s as is required to reduce the Distribution Amount to R20 000 000.

2.4. Lock-in Period

Both Khumo and the DRDSA Trust shall, in accordance with the Transaction Agreements, be prevented from disposing of or creating any encumbrance over their DRDGOLD shares received pursuant to the Transaction for a period of 3 years from the Closing Date ("**Lock-In Period**").

2.5. Trust Acquisition

The Trust Acquisition will be affected on, *mutatis mutandis*, substantially the same terms as the Agreement. The primary differences being:

- The Trust Acquisition purchase consideration of R44 100 000 will be discharged by the issue and allotment of 10 500 000 new DRDGOLD ordinary shares to the DRDSA Trust and is subject to the same adjustments described in paragraph 2.3 above.

- The Trust Acquisition is subject to the further suspensive condition that all of the Suspensive Conditions contained in the Agreement are timeously fulfilled or waived, as the case may be.

- The Distribution Amount, as it pertains to the Trust Acquisition, ("**Trust Distribution Amount**") shall:
  – be calculated using the same dividend per share as calculated per Consideration Share pursuant to the Agreement, whilst the LA Proceeds (as it pertains to the Trust Acquisition) shall be calculated, *mutatis mutandis*, as it is in the Agreement; and
  – be limited to an amount of R6 000 000. If the Trust Distribution Amount is calculated to be a positive number that exceeds R6 000 000, then the Trust Distribution Amount shall be limited to R6 000 000, *mutatis mutandis*, in the same manner as the Agreement.

3. RATIONALE

Khumo and the DRDSA Trust have been DRDGOLD's BEE partners since 2005 and, save for certain pre-emptive rights in favour of the other EMO shareholders, their respective interests in EMO are unencumbered and freely transferable. Furthermore, EMO controls DRDGOLD's operations through its wholly owned subsidiaries Ergo and ERPM thereby providing Khumo and the DRDSA Trust with control over and a beneficial interest in 26% of the Company's operations.

In light of the above, DRDGOLD proposes the Transaction for the following reasons:

- The Transaction remains subject to the procurement of the Section 102 Consents. The successful procurement of the Section 102 Consents will ensure that the mining and prospecting rights currently held by the DRDGOLD group shall not be compromised as a result of any dilution in the BEE ownership credentials of EMO and / or DRDGOLD.

- Implementation of the Transaction will result in DRDGOLD acquiring the entire issued share capital of EMO thereby providing DRDGOLD with unfettered control over EMO and its operations and cash flow. Furthermore, assuming that the Transaction is successfully implemented, all cash distributions paid by EMO after the Signature Date shall accrue for DRDGOLD's benefit furthering its ability to efficiently manage capital within its corporate / operating structures.

- The successful implementation of the Transaction will result in the streamlining and simplification of DRDGOLD's corporate and financial reporting structures and EMO will be fully consolidated into DRDGOLD's financial results.

- Khumo and the DRDSA Trust have both agreed to the Lock-In Period which provides increased certainty regarding their continued participation as DRDGOLD's BEE partners.

- The Transaction presents an opportunity to provide Khumo and the DRDSA Trust with the ability to realise the value of their interests in EMO on the Exchange which is a liquid market and most likely to provide fair value, thereby furthering the objectives of BEE in South Africa.

4. FINANCIAL EFFECTS

The table below sets out the unaudited *pro forma* financial effects of the Transaction on DRDGOLD's earnings per share ("**EPS**"), headline earnings per share ("**HEPS**"), net asset value ("**NAV**"), net tangible asset value ("**NTAV**") per share, diluted EPS and diluted HEPS as disclosed in the unaudited results of the Company for the six month period ended 31 December 2013 ("**Financial Effects**").

The Financial Effects are the responsibility of the board of directors of DRDGOLD ("**Board**") and have been prepared for illustrative purposes only to provide information about how the Khumo Acquisition and Transaction may impact Shareholders at the relevant reporting dates and because of their nature may not give a fair reflection of the Company's financial position, changes in equity, results of operations or cash flows or future earnings after the Transaction has been implemented. The *pro forma* financial effects of the Trust Acquisition are not separately disclosed as a result of this transaction be conditional upon the implementation of the Khumo Acquisition, whereas the Khumo Acquisition is independent of the implementation of the Trust Acquisition.

	Before the Transaction	After the Khumo Acquisition	Change from Before the Transaction	After the Transaction	Change from before the Transaction
	(cents)	(cents)	(%)	(cents)	(%)
EPS	(4.0)	(5.7)	(42.5)	(6.1)	(52.5)
HEPS	(3.0)	(4.5)	(50.0)	(4.9)	(63.3)
Diluted EPS	(4.0)	(5.7)	(42.5)	(6.1)	(52.5)
Diluted HEPS	(3.0)	(4.5)	(50.0)	(4.9)	(63.3)
NAV per share	351.4	360.2	2.5	362.8	3.2
NTAV per share	351.4	360.2	2.5	362.8	3.2
Number of shares in issue	385 383 767	420 383 767	9.1	430 883 767	11.8
Weighted average number of shares in issue	379 190 980	414 190 980	9.2	424 690 980	12.0

Assumptions and notes:

The following assumptions were applied in the preparation of the Financial Effects:

i. DRDGOLD issued 35 000 000 new ordinary shares of no par value pursuant to the Khumo Acquisition; and 10 500 000 new ordinary shares of no par value pursuant to the Trust Acquisition.

ii. The Financial Effects have been prepared on the assumption that, for purposes of EPS, HEPS and diluted EPS and HEPS, the Transaction was affected on 1 July 2013; and for NAV and NTAV, the assumption that the Transaction was affected on 31 December 2013.

iii. The issue price of each new DRDGOLD ordinary share issued pursuant to the Transaction was R4.20 (which is equal to the 5 day volume weighted average price of a DRDGOLD ordinary share on the Exchange after the close of trade on Friday, 14 March 2014, less a discount of 5%).

iv. The Transaction is accounted for as a transaction with owners in their capacity as owners in accordance with International Accounting Standard ("**IAS**") 27 - Consolidated and Separate Financial Statements. The difference between each purchase consideration and their respective values, which amount to R16.2 million for the Khumo Acquisition and R4.9 million for the Trust Acquisition, are accounted for in equity and are not reflected in earnings.

v. Costs directly attributable to the Transaction are expected to approximate R3.45 million (excluding VAT) and have been capitalised against equity in accordance with IAS32.35 and are therefore not reflected in earnings.

vi. All of the adjustments, other than those pertaining to once-off costs, shall have a continuing effect on the Company.

5.   RELATED PARTY TRANSACTION AND CATEGORISATION

5.1.   Related party transaction

Khumo owns in excess of 10% of EMO's issued share capital and EMO is a subsidiary of DRDGOLD. Furthermore, Dr Paseka Ncholo is a director of EMO. Accordingly Khumo is classified, in accordance with the Listings Requirements, as his associate.

The Khumo Acquisition is therefore, in terms of the Listings Requirements, classified as a related party transaction requiring approval by Shareholders and requires an independent expert acceptable to the JSE to opine on the fairness of the Khumo Acquisition.

In this regard, the Board has appointed PricewaterhouseCoopers Corporate Finance Proprietary Limited ("**PwC**") as the independent professional expert, to provide an independent fairness opinion. Details of PwC's opinion will be included in a circular to be posted to Shareholders detailing the Transaction.

5.2. Categorisation

The Transaction is categorised as a Category 2 transaction in terms of the Listings Requirements.

6.   CIRCULAR AND GENERAL MEETING

A circular setting out the full details of the Transaction and including the notice of the general meeting of Shareholders is in process of being finalised. Further information and the salient dates and times of the Transaction will be announced in due course.

Roodepoort
18 March 2014

Corporate advisor and JSE transaction sponsor
One Capital

Attorneys
Malan Scholes Incorporated

Tax attorneys
ENSafrica

Independent Expert
PwC